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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sizeler Property Investors, Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
830137-10-5
(CUSIP Number)
K. (Rai) Sahi
Morguard Corporation
55 City Centre Drive, Suite 1000
Mississauga, ON L5B 1M3
(905) 281-4800

Paul Miatello
Revenue Properties Company Limited
55 City Centre Drive, Suite 800
Mississauga, ON L5B 1M3
(905) 281-3800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 13, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	830137-10-5

1	NAMES OF REPORTING PERSONS: Revenue Properties Company Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,192,800

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,192,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,192,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	830137-10-5

1	NAMES OF REPORTING PERSONS: Morguard Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,192,800

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,192,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,192,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1.	Security and Issuer
     This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Sizeler Property Investors, Inc., a Maryland corporation (the “Company”), whose principal executive offices are located at 2542 Williams Boulevard, Kenner, Louisiana 70062.

Item 2.	Identity and Background
     (a) This statement is filed jointly pursuant to Rule 13d-(1)(k) by:
     (i) Revenue Properties Company Limited, a corporation incorporated under the laws of Ontario (“RPCL”); and
     (ii) Morguard Corporation, a corporation incorporated under the laws of Canada (“Morguard”) that, by virtue of its ownership of approximately 67% of the issued and outstanding common shares of RPCL, may be deemed to beneficially own the shares of Common Stock held by RPCL.
          The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 1.
     (b) The business address of RPCL is 55 City Centre Drive, Suite 800, Mississauga, ON L5B 1M3. The business address of Morguard is 55 City Centre Drive, Suite 1000, Mississauga, ON L5B 1M3.
     (c) RPCL’s principal business is the acquisition, development and ownership of income-producing retail and commercial real estate assets. Morguard is a real estate and property management company with extensive retail, office, industrial and residential holdings through its investments in Morguard REIT, Morguard Residential Inc., and RPCL. Morguard provides management services to institutional and other investors for commercial and residential real estate through Morguard Investments Limited and Morguard Residential Inc.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
     Information with respect to the directors and executive officers of RPCL and Morguard is set forth in Annex A to this Statement and is incorporated herein by reference. Unless noted otherwise, each of the directors and executive officers is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration
     The 1,192,800 shares of Common Stock reported by the Reporting Persons in this Statement were acquired at an aggregate cost of $15,327,285. The funds were provided by a combination of working capital of RPCL and financing provided through RPCL’s brokerage account with a subsidiary of the Royal Bank of Canada in the ordinary course of business.

Item 4.	Purpose of Transaction
     The Common Stock reported by the Reporting Persons was acquired for the purpose of investment.
     The Reporting Persons may in the future seek to acquire, alone or in conjunction with others, additional shares of Common Stock, through open market purchases, negotiated transactions or otherwise. Future purchases will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and its businesses, the relative attractiveness of alternative business opportunities, and general economic, market and industry conditions, and other factors that the Reporting Persons may consider relevant. In addition, the Reporting Persons may seek at any time to dispose of all or a portion of their shares of Common Stock, through open market transactions, negotiated transactions or otherwise. Future sales will depend on the factors set forth above. There can be no assurance that the Reporting Persons will purchase any additional shares of Common Stock or dispose of any shares of Common Stock.
     Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Act, 1,192,800 shares of Common Stock. The Common Stock owned by the Reporting Persons constitute approximately 5.6% of the Common Stock outstanding (computed on the basis of 21,175,743 shares of Common Stock outstanding, as reported in the Company’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005).
     To the Reporting Persons’ knowledge, except as set forth in Annex A to this Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any shares of Common Stock.
     (b) RPCL and Morguard may be deemed to share voting and dispositive power over 1,192,800 shares of Common Stock, which represents 5.6% of the outstanding Common Stock.
     (c) The trading dates, numbers of shares of Common Stock acquired and the prices per share for all transactions related to shares of Common Stock by the persons named in Item 2 for the last 60 days are set forth in Annex B hereto and are incorporated herein by reference.
     (d) Not applicable
     (e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 19, 2005

MORGUARD CORPORATION
By:	/s/ K. (Rai) Sahi
	Name:	K. (Rai) Sahi
	Title:	Chairman and Chief Executive Officer

REVENUE PROPERTIES COMPANY LIMITED
By:	/s/ Paul Miatello
	Name:	Paul Miatello
	Title:	Chief Financial Officer and Secretary

ANNEX A
     Unless otherwise indicated, the business address of the directors and executive officers of RPCL is 55 City Centre Drive, Suite 800, Mississauga, ON L5B 1M3 and each occupation set forth opposite such person’s name refers to employment with RPCL. Unless otherwise indicated, the business address of the directors and executive officers of Morguard Corporation is 55 City Centre Drive, Suite 1000, Mississauga, ON L5B 1M3 and each occupation set forth opposite such person’s name refers to employment with Morguard. To the knowledge of the Reporting Persons, none of their respective directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Each of the directors and officers of the Reporting Persons is a citizen of Canada.
Directors of Revenue Properties Company Limited

		Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
David A. King	President, David King Corporation 1 University Avenue, Suite 1400, Toronto, ON M5J 2P1	___

Wayne P.E. Mang	President, Mang Enterprises 1527 Bayshire Drive, Oakville, ON L6H 6E5	___

K. (Rai) Sahi	Chairman and Chief Executive Officer, Morguard	___

Bruce S. Simmonds	Chief Executive Officer, Minacs Worldwide Inc. 180 Duncan Mill Road, Toronto, ON M3B 1Z6	9,300

Antony K. Stephens	President, RPCL	___

Mark M. Tanz	Director, RPCL and Morguard; Director and non-executive Chairman, Sizeler Property Investors, Inc. Edgewater Drive, Lyford Bay, Nassau, Bahamas	1,236,342

Jack Winberg	Chief Executive Officer, The Rockport Group Suite 307, 170 The Donway West, Toronto, ON M3C 2G3	1,000

Executive Officers of Revenue Properties Company Limted

Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
K. (Rai) Sahi	Chairman	___

Antony K. Stephens	President	___

Paul Miatello	Chief Financial Officer and Secretary	___
Directors of Morguard Corporation
Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
James R. Connacher	Corporate Director 38 Avenue Road, Toronto, ON M5R 2G2	___

David A. King	President, David King Corporation 1 University Avenue, Suite 1400, Toronto, ON M5J 2P1	___

Wayne M.E. McLeod	Consultant 2 Sagewood Drive, Toronto, ON M3B 1T4	___

K. (Rai) Sahi[1]	Chairman and Chief Executive Officer, Morguard	___

David J. Thomson	Corporate Director 33 Delisle Avenue, Toronto, ON M4V 3C7	___

Mark M. Tanz	Director, RPCL and Morguard; Director and non-executive Chairman, Sizeler Property Investors, Inc. Edgewater Drive, Lyford Bay, Nassau, Bahamas	1,236,342

[1]	Mr. Sahi indirectly owns or exercises control over common shares representing approximately 44% of the outstanding common shares of Morguard.

Executive Officers of Morguard Corporation

Number of shares of
	Occupation and	Common Stock
Name	Business Address	Beneficially Owned
K. (Rai) Sahi	Chairman and Chief Executive Officer	___

Donald W. Turple	Vice President and Chief Financial Officer	___

Stephen Taylor	President and Chief Operating Officer, Morguard Investments Limited	___

Frank Munsters	Vice President, Credit and Banking	___

Paul Miatello	Secretary	___

Beverley G. Flynn	General Counsel and Assistant Secretary	___

ANNEX B
     The following transactions were effected by the persons named in Item 2 during the past sixty (60) days in open market transactions:
RPCL

		Shares of Common
Date of Transaction	Sale/Purchase	Stock	Price Per Share
December 13, 2005	Purchase	6,400	$12.85

December 13, 2005	Purchase	137,300	$12.85

December 7, 2005	Purchase	149,100	$12.85

December 7, 2005	Purchase	900,000	$12.85
Bruce S. Simmonds

		Shares of Common
Date of Transaction	Sale/Purchase	Stock	Price Per Share
December 9, 2005	Sale	3,000	$13.00

December 1, 2005	Sale	3,000	$13.00

November 30, 2005	Sale	1,000	$12.75

November 30, 2005	Sale	1,700	$12.52

November 29, 2005	Sale	300	$12.52

November 28, 2005	Sale	2,000	$12.38

November 22, 2005	Sale	2,400	$12.35

November 16, 2005	Purchase	1,000	$11.41

November 10, 2005	Sale	1,000	$11.95

October 27, 2005	Purchase	2,000	$11.42

Jack Winberg

		Shares of Common
Date of Transaction	Sale/Purchase	Stock	Price Per Share
November 16, 2005	Purchase	200	$11.94

November 16, 2005	Purchase	800	$11.90

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement